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                              March 14, 2022

       Bruce Aitken
       Chief Financial Officer
       Gogoro Inc.
       11F, Building C
       No. 225, Section 2, Chang   an E. Rd.
       SongShan District, Taipei City 105
       Taiwan

                                                        Re: Gogoro Inc.
                                                            Amendment No. 3 to
Registration Statement on Form F-4
                                                            Filed March 2, 2022
                                                            File No. 333-261181

       Dear Mr. Aitken:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-4 filed March 2,
2022

       Exhibits

   1. We note your response to prior comment 1. Please include in Exhibit 8.1 counsel's consent to the
reference to it's name on page 239.
   2. Please file as an exhibit the consent of Maples and Calder to the references to it's name on pages 56 and 81.
              You may contact SiSi Cheng at (202) 551-5004 or Kevin Stertzel at
(202) 551-3723 if
       you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397
 Bruce Aitken
Gogoro Inc.
March 14, 2022
Page 2

with any other questions.



                                 Sincerely,
FirstName LastNameBruce Aitken
                                 Division of Corporation Finance
Comapany NameGogoro Inc.
                                 Office of Manufacturing
March 14, 2022 Page 2
cc:       Mark Baudler
FirstName LastName